Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

April 14, 2010

Jennifer Thompson

Lisa Sellars

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

China Linen Textile Industry, Ltd.

Form 20-F/A for the year ended December 31, 2008

Filed July 30, 2009

Form 20-F/A Shell Company Report

Filed July 14, 2009

File No. 0-51625

Dear Ms Thompson and Ms. Sellars:

On behalf of China Linen Textile Industry, Ltd., a Cayman Islands, B.W.I. corporation (the “Company”), enclosed please find our responses to your comment letter dated March 25, 2010.

Form 20-F/A for the Fiscal Year Ended December 31. 2008

General

1.

We note that the response to several of our comments from our letters dated February 19, 2010 and September 1, 2009 indicate that you will file an amendment to your Form 20-F for the fiscal year ended December 31. 2008. Please file that amendment or tell us when you will file it. Please note that we cannot complete our review until we have reviewed this amendment.

Response:

The amended report on Form 20-F/A has been filed as of April 14, 2010.

Report of Independent Registered Public Accounting Firm, page 40

2.

We note your response to comment two from our letter dated February 19, 2010. Please provide us with the name and phone number of the individual employed by UHY LLP Certified Public Accountants in New York who is the designated filing reviewer for your company’s SEC filings. Refer to Appendix K of SECPS § 1000.45 and PCAOB Rule 3400T.

Response:

The individual’s name, phone number and email address are as follows:

Mr. Paul Goetz - Director

Phone;  518-449-3166

Email:  pgoetz@uhy-us.com

Consolidated Statements of Changes in Shareholders’ Equity, page 44

3.

We read in your response to comment three from our letter dated February 19, 2010 that you have presented the financial statements as if the share exchange transaction between China Linen and Bright occurred as of January 1, 2007, and thus the number of shares issued is the same for both the year ended December 31, 2007 and December 31, 2008. We continue to believe that the most appropriate way to reflect this transaction is to retroactively restate the equity of Bright prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 18,963,005 shares of stock received by Bright in the merger. We believe that the 1,136,998 shares of stock held by the former shareholders of Aquasol Envirotech immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to “Shares effectively issued to former Aquasol Envirotech shareholders as part of the July 9, 2008 recapitalization,” presented as though this were an issuance of stock on July 9, 2008. Please explain to us how your presentation is supported by US GAAP, including citing the applicable accounting literature, or revise your statement of Stockholders’ Equity and presentation of Earnings per Share accordingly.

Response:

Please see Response to Comment 5, below.

4.

Please provide us with a Statement of Shareholders’ Equity for Bright prior to the reverse merger for the year ended December 31, 2007 and the interim period from January 1, 2008 through July 8, 2008.

Response:

Please see Response to Comment 5, below.

Notes to Consolidated Financial Statements, page 46

Note 2 -  Information of the Company, page 46

5.

Based on your response to comment four from our letter dated February 19, 2010, it is unclear to us how you considered the last sentence of our prior comment. Please confirm that you will revise your disclosure under the heading “Basis of Consolidation” in the upcoming amendment to your Form 20-F to remove any reference to reflecting the merger with Bright as if it occurred on January 1,2007, since this statement would not be consistent with US GAAP.

Response:

We will revise our disclosure under the heading “Basis of Consolidation” accordingly, and will replace the wording which states “Retrospective adjustments of the comparative figures have been made as if the share exchange transaction between the Company and Bright occurred as of January 1, 2007.”   The new wording will be:

For financial reporting purposes, the reverse merger has been accounted for as for as a recapitalization of the Company whereby the historical financial statements and operations of Bright become the historical financial statements of the Company, with no adjustment to the carrying value of assets and liabilites.  The financial statements have been prepared as if the reverse merger transaction had occurred retroactively at the beginning of the periods presented.  Share and per share amounts reflect the effects of the recapitalization and reverse stock split for all periods presented.  In addition, the presentation for all periods includes equity transactions of Bright as adjusted for the effects of the recapitalization and reverse stock split.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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